The Westaim Corporation
Management’s Discussion and Analysis
Nine months ended September 30, 2006
This interim Management’s Discussion and Analysis prepared as at November 2, 2006 should be read in conjunction with Management’s Discussion and Analysis included in the annual report of the Company for the year ended December 31, 2005. Additional information relating to the Company can be found at www.westaim.com and www.sedar.com.
Description of the Business
The Westaim Corporation (the “Company”) develops, commercializes and launches high potential technologies into certain fast growing sectors of the economy. The Company’s business opportunities include iFire Technology Corp. (“iFire”), a company with a novel flat panel display technology and Nucryst Pharmaceuticals Corp. (“Nucryst”), a company that develops, manufactures and commercializes innovative medical products that fight infection and inflammation.
The Company’s strategy is to develop the independent technical, operating and marketing and sales capabilities of its technology investments through the early years of product introduction and commercialization with the objective of taking these technologies public through initial public offerings. In December 2005, Nucryst completed an initial public offering of its common shares and its shares now trade on NASDAQ and the Toronto Stock Exchange. Management recognizes that, in circumstances where it lacks technical or marketing expertise or the necessary capital to complete development of a product, it may be in the Company’s best interests to pursue commercialization through joint venture arrangements, strategic alliances, licensing, or selling its technology.
Consolidated Results — Three months ended September 30, 2006
For the three months ended September 30, 2006, the Company reported a net loss of $9.6 million compared to a net loss of $5.0 million for the three months ended September 30, 2005. Income from discontinued operations for the three months ended September 30, 2006 was $nil compared to $0.1 million for the same period in 2005.
Revenues from continuing operations for the three months ended September 30, 2006 were $8.2 million compared to $12.3 million for the same period in 2005. Product revenue increased $1.8 million compared to the third quarter of 2005 but total revenue declined $4.1 million due to $5.9 million in milestone revenue earned in the third quarter of 2005.
Third quarter 2006 operating costs were $19.1 million compared to $17.6 million in the same period in 2005. The increase primarily reflects higher manufacturing costs at Nucryst relating to increased production volumes and higher depreciation expense. Corporate costs for the three months ended September 30, 2006 were a recovery of $0.3 million compared to an expense of $1.9 million in the comparable period in 2005. This decrease primarily reflects recoveries related to stock based compensation resulting from changes in the Company’s share price in the third quarter of 2006.
Foreign exchange gains (losses) reflecting strengthening (weakening) of the Canadian dollar were nominal for the three months ended September 30, 2006 and 2005.
A comparison of operating costs from continuing operations in the three months ended September 30, 2006 compared to the same period in 2005 is as follows:

	Three months ended September 30
		% of		% of
($millions)	2006	Revenue	2005	Revenue

Manufacturing	$5.4	66%	$3.0	25%
Research and development	8.8	107%	9.7	79%
General and administrative	1.7	20%	1.2	9%
Depreciation and amortization	3.5	43%	1.8	15%
Corporate costs	(0.3)	(4)%	1.9	16%

	$19.1	232%	$17.6	144%

Operations
Continuing operations reflect the results of the Company’s subsidiaries, iFire and Nucryst.
iFire Technology Corp. — iFire, based in Toronto, Ontario, has developed a proprietary full-colour solid-state display technology with its primary target being the fast-growing large-screen TV market.
Operations (continued)
iFire’s operating loss for the three months ended September 30, 2006 was $8.4 million compared to a loss of $8.3 million for the same period in 2005. Increases in depreciation expense were largely offset by decreases in payroll costs in the third quarter of 2006 compared to 2005.
Research and development expenditures for the remainder of the year are expected to continue at levels comparable to the third quarter.
In December 2005, iFire completed construction of the $46 million pilot production facility at its Toronto location. The pilot facility was designed for the development and validation of repeatable processes which are necessary to produce engineering samples of high definition 34-inch flat panel display modules. The operation of the pilot plant is also providing information and experience to allow iFire to work with potential partners to construct and operate a future high volume production facility.
The pilot plant equipment was partially funded by a loan from Dai Nippon Printing Co. Ltd. (“DNP”) in the amount of Yen 1,051,460,644 (CAD $10,434) which was repaid in full on June 30, 2006.
Capital expenditures at iFire are not expected to be significant for the remainder of 2006.
Nucryst Pharmaceuticals Corp. — Nucryst researches, develops and commercializes wound care and pharmaceutical products based on its noble metal nanocrystalline technology. On December 29, 2005, Nucryst completed its initial public offering of 4.5 million common shares and at September 30, 2006 Westaim owned 74.8% of Nucryst’s common shares. Nucryst’s operating loss for the third quarter of 2006 was $2.6 million compared to income of $4.9 million in the third quarter of 2005. Wound care product revenue in the third quarter of 2006 increased 28% to $8.2 million compared to $6.4 million in the same period in 2005 reflecting continuing growth in sales of Acticoat™ dressings by, and shipments to, Smith & Nephew plc (“Smith & Nephew”). Nucryst’s third quarter 2005 revenues and earnings benefited from the recording of US $5.0 million in milestone revenue with the achievement of certain sales targets by Smith & Nephew. Wound care product revenue reflects licensing royalties and manufacturing revenue relating to Acticoat™ products sold by, and produced for, Smith & Nephew.
The financial results of Nucryst for the three months and nine months ended September 30, 2006 compared to the same period in 2005 are as follows:

	Three months ended		Nine months ended
	September 30		September 30

($millions)	2006	2005	2006	2005

Wound care product revenue	$8.2	$6.4	$22.5	$17.1
Milestone revenue	$—	$5.9	$—	$5.9
Total wound care revenue	$8.2	$12.3	$22.5	$23.0
Manufacturing costs (1)	$5.6	$3.3	$15.1	$8.4
Wound care gross margin	$2.6	$9.0	$7.4	$14.6
Nucryst operating (loss) income	$(2.6)	$4.9	$(9.0)	$3.7

(1)	Manufacturing costs include related depreciation.
In the third quarter 2004, Nucryst announced results of the first Phase 2 clinical study of NPI 32101 in a cream formulation in 224 adult patients with mild to moderate atopic dermatitis. The results were a validation of Nucryst’s proprietary technology as a pharmaceutical agent and demonstrated that NPI 32101 has the potential to be a well-tolerated and effective product for the treatment of atopic dermatitis.
In the third quarter 2006, Nucryst announced results of its second Phase 2 clinical trial of NPI 32101. This double-blind, randomized, placebo-controlled, multi-site study was conducted on 387 children and adolescents with mild to moderate atopic dermatitis who were treated twice daily for up to 12 weeks with 1% or 2% concentrations of NPI 32101 in a cream formulation or with the placebo alone. The purpose of the study was to evaluate the safety and effectiveness of NPI 32101 in improving the signs and symptoms of atopic dermatitis. Treatment success was defined as “total clearance” or “almost total clearance” of disease signs. An intent-to-treat analysis demonstrated no significant difference in disease clearance among the three treatment groups. Analysis of the data demonstrated that 35.8% of patients receiving 2% NPI 32101 cream, 35.1% of patients receiving 1% NPI 32101 cream and 34.6% of patients receiving placebo cream achieved success in almost clearing or totally clearing their disease after 12 weeks of treatment. The success rates of both 2% and 1% NPI 32101

The Westaim Corporation
Management’s Discussion and Analysis
Nine months ended September 30, 2006
Operations (continued)
creams were statistically identical to that of the placebo. Although the study did not meet its primary end point, the higher than expected placebo response rate may have made it difficult to discern efficacy of NPI 32101. A detailed data analysis of the study has not indicated any evidence that the study’s preliminary results were incorrect and Nucryst will not continue with further clinical trials for atopic dermatitis. The study did demonstrate that treatment with NPI 32101 cream was well tolerated and the incidence of all adverse events was low and was not different among the NPI 32101-treated groups and the placebo-treated patients. As a result, Nucryst is exploring different ways to bring a safe, stable, antimicrobial cream to market.
Based on preclinical results in a variety of vitro and in vivo models and the consistently favourable safety data generated in all studies, Nucryst believes that NPI 32101 has the potential to treat various inflammatory and infectious conditions. Nucryst is conducting preclinical research for the use of NPI 32101 for the treatment of skin and gastrointestinal conditions and believes that its nanocrystalline silver technology may be used to create a variety of additional pharmaceutical products that can treat medical conditions characterized by both infection and inflammation.
As a result of these clinical trials and other pre-clinical studies, Nucryst’s pharmaceutical related expenses increased by $0.4 million in the third quarter of 2006 compared to the same period in 2005.
The Company believes the outlook for Nucryst is for continued earnings from licensing and manufacturing revenues from Acticoat™ wound care products, which for 2006 will be more than offset by costs related to clinical and preclinical research into the pharmaceutical attributes of its nanocrystalline noble metal technology. As a result, Nucryst is expected to have net operating losses in 2006.
Discontinued Operations
No results from discontinued operations were reported in the third quarter of 2006. In the second quarter of 2005, the Company sold the remaining operations and net assets relating to Ambeon for $0.9 million. The gain on the sale of this transaction, amounting to $0.7 million, was included in discontinued operations.
In February 2005, the land and building associated with the Company’s former ethylene coatings business was sold. The closing date of this transaction was December 15, 2005 and the purchaser leased the facility during the interim period. The gain on the sale of this asset was recorded in the fourth quarter of 2005.
In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in a reorganization of the participating companies into a single company and the dilution of the Company’s investment to approximately 6.0%. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange. The inactive subsidiaries were previously carried at nominal value and this transaction resulted in the Company recording a dilution gain of $2.2 million in the first quarter of 2005. In February 2005, the Company sold its investment in the publicly traded company for net proceeds of $11.5 million and recorded an additional gain on sale of investments of $9.3 million in the first quarter of 2005.
These transactions have been included in net income from discontinued operations in the Company’s consolidated statements of operations.
Contractual Commitments
The Company’s contractual commitments as at September 30, 2006 are as follows:

	Payments due by Period
		Less than	1—3	3—5	More than
($millions)	Total	1 Year	Years	Years	5 Years

Long-term debt	$8.0	$8.0	$—	$—	$—
Operating lease obligations	2.7	0.8	1.4	0.4	0.1
Supplier purchase obligations	4.1	4.1	—	—	—

	$14.8	$12.9	$1.4	$0.4	$0.1

Consolidated Results — Nine months ended September 30, 2006
For the nine months ended September 30, 2006, the Company reported a net loss of $39.5 million compared to a net loss of $12.7 million for the same period in 2005. The Company reported no income from discontinued operations for the nine months ended September 30, 2006 compared to net income from discontinued operations of $12.3 million for the comparable period in 2005.
Nucryst wound care product related revenues for the first nine months of 2006 increased to $22.5 million compared to $17.1 million in the same period in 2005. Total wound care revenues were $22.5 million for the nine months ended September 30, 2006 compared to $23.0 million for the same period in 2005. The 2005 revenues benefited from the recognition of US $5.0 million milestone revenue in the third quarter of 2005 described above.
The increase in manufacturing costs to $14.4 million for the nine months ended September 30, 2006 compared to $8.0 million in the same period in 2005 reflects higher production volumes and growth in sales to Smith & Nephew of Nucryst manufactured wound care products. For the nine months ended September 30, 2006, research and development costs increased to $30.2 million from $27.1 million in the same period of 2005, primarily related to the higher costs of clinical trials incurred in 2006.
Corporate expenses were $5.1 million for the nine months ending September 30, 2006 compared to $6.1 million incurred in the same period in 2005. This reduction is primarily related to a decrease in stock-based compensation expense.
Foreign exchange losses reflecting continued strengthening of the Canadian dollar were $2.2 million for the nine months ended September 30, 2006 compared to $0.2 million in the same period in 2005.
No results from discontinued operations were reported in the nine months ended September 30, 2006. Income from discontinued operations of $12.3 million in the first nine months of 2005 included the total gain of $11.5 million related to the reorganization and sale of two inactive subsidiaries and the $0.7 million gain on the sale of the remaining Ambeon business discussed above under Discontinued Operations.
Liquidity and Capital Resources
At September 30, 2006, the Company had cash and short-term investments of $70.7 million, compared to $119.6 million at December 31, 2005 and $84.6 million at June 30, 2006. The decrease of $13.9 million in the three months ended September 30, 2006 reflects cash used in operations of $11.4 million and capital spending of $2.7 million related primarily to Nucryst capital projects.
In December 2005, Nucryst completed its initial public offering of 4,500,000 shares at US $10 per share. At September 30, 2006, Nucryst had cash and short-term investments of $23.6 million compared to $41.9 million at December 31, 2005 and $30.3 million at June 30, 2006. This decrease reflects net cash used in operations and capital expenditures in the period. These funds are not accessible to the Company to fund its own operations or the future operations and capital projects at iFire.
Westaim’s total consolidated capital expenditures and capital commitments are expected to be approximately $10 million in 2006, of which, $7.1 million has been spent to September 30, 2006. Capital expenditures during 2007 and 2008 could increase to $200 million if iFire constructs a large scale production facility.
Share Capital
As at November 2, 2006, the Company had 93,978,758 common shares outstanding and 4,297,400 options outstanding, exercisable for common shares.

The Westaim Corporation
Management’s Discussion and Analysis
Nine months ended September 30, 2006
Quarterly Financial Information

	Q3	Q2	Q1	Q4
($millions, except per share data)	2006	2006	2006	2005

Revenue from continuing operations	$8,203	$6,995	$7,253	$5,607
(Loss) income from continuing operations	$(9,552)	$(11,980)	$(18,006)	$19,483
(Loss) income per common share from continuing operations – basic and diluted	$(0.10)	$(0.13)	$(0.19)	$0.21
Net (loss) income	$(9,552)	$(11,980)	$(18,006)	$21,998
Net (loss) income per common share – basic and diluted	$(0.10)	$(0.13)	$(0.19)	$0.24

	Q3	Q2	Q1	Q4
	2005	2005	2005	2004

Revenue from continuing operations	$12,268	$5,708	$4,977	$6,042
Loss from continuing operations	$(5,130)	$(11,003)	$(8,858)	$(10,403)
Loss per common share from continuing operations – basic and diluted	$(0.06)	$(0.12)	$(0.10)	$(0.11)
Net (loss) income	$(5,042)	$(10,218)	$2,532	$(10,600)
Net (loss) income per common share – basic and diluted	$(0.05)	$(0.11)	$0.03	$(0.11)

Disclosure Controls and Procedures
The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and concluded that the Company’s disclosure controls and procedures were effective as at September 30, 2006 and in respect of the most recent 2006 interim reporting period.
Critical Accounting Policies
The Company has established detailed policies and control procedures that are intended to ensure that Management judgments and estimates are well controlled, independently reviewed and consistently applied from period to period. No new policies were implemented in the first nine months of 2006. Management believes that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate .
Forward-looking Statements
Certain portions of this Management’s Discussion and Analysis, as well as other public statements by Westaim, contain forward-looking statements including but not limited to forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. The words “may”, “could”, “will”, “outlook”, “believes”, “anticipates”, “expected”, “potential”, “continuing”, “target” and words and expressions of similar import, are intended to identify forward-looking statements. Such forward-looking statements include but are not limited to statements concerning commercialization strategies of the Company; market sectors to be targeted by iFire; development and validation of repeatable processes by iFire’s pilot facility and resulting production of engineering samples of display modules; expectations relating to iFire display production; the information and experience to be obtained from iFire’s pilot plant and resulting work with partners; research and development expenditure levels; the effectiveness of NPI 32101 as a pharmaceutical agent and the potential of that product; beliefs regarding the use of nanocrystalline silver technology for pharmaceutical products and the medical conditions to be treated by such products; the outlook for continued growth in Nucryst licensing and manufacturing revenues; expectations regarding clinical and pre-clinical in research and development expenses and net operating losses in 2006; expected capital expenditures and capital commitments; beliefs regarding estimates for determining the valuation of the Company’s assets and liabilities; and expectations regarding actual values realized upon exercise of stock options. These statements are based on current expectations that are subject to risks, uncertainties and assumptions and the Company can give no assurance that these expectations are correct. The Company’s actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond our control, including: (i) market and competing technology developments which might affect the willingness of potential iFire partners to manufacture and market iFire products; (ii) cost estimates based upon assumptions which may prove to be unrealistic; (iii) delays or problems in receiving regulatory approvals for Nucryst’s products, including from the FDA; (iv) the degree to which Smith & Nephew plc succeeds in selling Acticoat™ products; (v) unexpected obstacles or complexities associated with developing iFire or Nucryst technology, manufacturing processes and new applications; (vi) unforeseen complexities and delays associated with completing Nucryst facility expansions, and with achieving timing targets for pilot manufacturing and the production of product quality displays and panels and the commercial introduction and sale of iFire products; (vii) patent and technical hurdles which might inhibit or delay the ability of iFire or Nucryst to develop or commercialize technologies or products; (viii) general economic, market, financing, regulatory and industry developments and conditions in the industries that the Company serves, which among other things might affect the demand for electronic materials and pharmaceutical products or the ability to raise new capital or affect potential partner ability to contribute financially; (ix) the activities of our competitors and technological developments that diminish the attractiveness of our products; and (x) other risk factors set forth in the Company’s Form 40-F as filed with the U.S. Securities and Exchange Commission, or in the Company’s Annual Report or Annual Information Form. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THE WESTAIM CORPORATION
Consolidated Statements of Operations and Consolidated Statements of Deficit
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
(thousands of dollars except per share data)	2006	2005	2006	2005

Revenue	$8,203	$12,268	$22,451	$22,953
Costs
Manufacturing	5,382	3,044	14,425	7,970
Research and development	8,769	9,667	30,212	27,122
General and administrative	1,669	1,160	4,664	2,937
Depreciation and amortization	3,539	1,786	10,641	4,976
Corporate costs	(304)	1,903	5,073	6,104

Operating loss	(10,852)	(5,292)	(42,564)	(26,156)

Foreign exchange	23	(155)	(2,230)	(235)
Interest	725	391	2,524	1,619
Gain on disposal of assets	—	—	110	—
Loss on issuance of subsidiary shares (note 2)	(10)	—	(94)	—
Non-controlling interest (note 2)	527	—	2,756	—

Loss from continuing operations before income taxes	(9,587)	(5,056)	(39,498)	(24,772)

Income tax recovery (expense)	35	(74)	(40)	(219)

Loss from continuing operations	(9,552)	(5,130)	(39,538)	(24,991)
Income from discontinued operations net of income taxes (note 3)	—	88	—	12,263

Net loss for the period	$(9,552)	$(5,042)	$(39,538)	$(12,728)

Loss per common share
Continuing operations — basic and diluted (note 7)	$(0.10)	$(0.06)	$(0.42)	$(0.27)

Net loss — basic and diluted	(0.10)	(0.05)	(0.42)	(0.14)

Weighted average number of common shares outstanding (thousands)	93,944	92,851	93,369	92,836

Deficit at beginning of period	$(297,277)	$(284,247)	$(267,291)	$(276,561)
Net loss	(9,552)	(5,042)	(39,538)	(12,728)

Deficit at end of period	$(306,829)	$(289,289)	$(306,829)	$(289,289)

THE WESTAIM CORPORATION
Consolidated Balance Sheets
(unaudited)

	September 30	December 31
(thousands of dollars)	2006	2005

ASSETS

Current
Cash and cash equivalents	$69,387	$115,673
Short-term investments	1,286	3,954
Accounts receivable	9,940	8,199
Inventories	8,018	7,773
Other	809	570

	89,440	136,169

Capital assets	67,380	71,112
Intangible assets	4,379	5,180

	$161,199	$212,461

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$9,746	$16,302
Current portion of long-term debt (note 4)	8,000	10,312

	17,746	26,614

Long-term debt (note 4)	—	6,000
Provision for site restoration	6,760	6,760

	24,506	39,374

Non-controlling interest (note 2)	13,220	15,447

Shareholders’ equity
Common shares (note 5)	426,122	421,466
Contributed surplus (note 6)	4,959	3,968
Cumulative translation adjustment	(779)	(503)
Deficit	(306,829)	(267,291)

	123,473	157,640

	$161,199	$212,461

THE WESTAIM CORPORATION
Consolidated Cash Flow Statements
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
(thousands of dollars)	2006	2005	2006	2005

Operating Activities
Loss from continuing operations	$(9,552)	$(5,130)	$(39,538)	$(24,991)
Items not affecting cash
Depreciation and amortization	3,539	1,786	10,641	4,976
Foreign exchange on long-term debt	—	(701)	122	(1,285)
Foreign exchange on short-term investments	(41)	—	(52)	—
Gain on disposal of capital assets	—	—	(110)	—
Non-controlling interest	(527)	—	(2,756)	—
Loss on issuance of shares of subsidiary	10	—	94	—
Stock-based compensation expense	483	253	1,223	680

Cash used in continuing operations before non-cash working capital changes	(6,088)	(3,792)	(30,376)	(20,620)

Changes in continuing operations non-cash working capital
Accounts receivable	(2,633)	(7,553)	(1,863)	(9,122)
Inventories	376	(998)	(245)	(2,702)
Other	414	(692)	(241)	(1,210)
Accounts payable and accrued liabilities	(3,483)	1,957	(5,358)	3,210
Site restoration expenditures net of recoveries	—	133	—	52

Cash used in continuing operations	(11,414)	(10,945)	(38,083)	(30,392)
Cash used in discontinued operations	—	(20)	—	(222)

Cash used in operating activities	(11,414)	(10,965)	(38,083)	(30,614)

Investing activities
Capital expenditures	(2,669)	(4,352)	(7,070)	(27,978)
Maturity of short-term investments	9,315	34,563	29,309	89,893
Purchase of short-term investments	(1,286)	(8,938)	(26,589)	(86,335)
Intangible assets	(155)	(366)	(493)	(775)
Proceeds on disposal of capital assets	—	—	312	—
Proceeds on sale of discontinued operations	—	—	—	15,192

Cash provided from (used in) investing activities	5,205	20,907	(4,531)	(10,003)

Financing activities
Proceeds from long-term debt	—	—	—	6,007
Repayment of long-term debt	—	—	(10,434)	—
Issuance of common shares of subsidiary	99	—	285	—
Issuance of common shares	180	171	4,484	171
Issuance of convertible debentures of subsidiary	—	—	2,000	6,000

Cash provided from (used in) financing activities	279	171	(3,665)	12,178

Effect of exchange rate changes on cash and short-term investments	(2)	—	(7)	—

Net (decrease) increase in cash and cash equivalents	(5,932)	10,113	(46,286)	(28,439)
Cash and cash equivalents at beginning of period	75,319	50,587	115,673	89,139

Cash and cash equivalents at end of period	$69,387	$60,700	$69,387	$60,700

Supplemental disclosure of cash flow information:
Non-cash capital asset additions included in accounts payable and accrued liabilities	$273	$1,398	$273	$1,398

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the nine months ended September 30, 2006 (unaudited)
(thousands of dollars)
These interim consolidated financial statements should be read in conjunction with the Company’s most recent annual audited financial statements.
Note 1 — Significant Accounting Principles
These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), following the same accounting policies and methods of computation as the most recent annual audited consolidated financial statements. These interim consolidated financial statements do not include all disclosures that would be included in the Company’s annual audited financial statements. All amounts are expressed in thousands of dollars except the share and per share data.
Note 2 — Non-controlling Interest
On December 29, 2005, the Company’s former wholly owned subsidiary, Nucryst Pharmaceuticals Corp. (“Nucryst”), completed an initial public offering in which 4,500,000 common shares were issued at a price of US $10.00 per share. Net proceeds after commissions and expenses amounted to US $39,095 ($45,502). US $6,850 of the proceeds were used to reduce the term loan owing by Nucryst to the Company and the remaining balance of the term loan of US $39,642 was converted to common shares of Nucryst on January 27, 2006. As a result of these transactions, the Company’s ownership in Nucryst was reduced from 100% to 68.4% as at December 31, 2005 and increased to 75.3% after the conversion of the remaining term loan on January 27, 2006. The conversion of the term loan to common shares, completed in January 2006, was in accordance with the terms of the Nucryst initial public offering and was accounted for as being effective on December 31, 2005 in accordance with GAAP. The reduction in the Company’s equity interest in Nucryst was accounted for as a disposition of shares and resulted in a dilution gain for accounting purposes of $30,055 in 2005 and a non-controlling interest of $15,447 as at December 31, 2005.
The Company continues to consolidate the financial statements of Nucryst with the non-controlling interest being reported separately in the consolidated statement of operations and consolidated balance sheet. Non-controlling interest on the consolidated statement of operations for the three months ended September 30, 2006 amounted to $527 (2005 — $nil) and $2,756 (2005 — $nil) for the nine months ending September 30, 2006. The Company recorded a loss on the issuance of Nucryst shares of $10 for the three months ending September 30, 2006 and $94 for the nine months ending September 30, 2006. Shares were issued by Nucryst in relation to its stock based compensation plans. The Company’s ownership in Nucryst was 74.8% as at September 30, 2006.
Note 3 — Discontinued Operations
No results from discontinued operations have been reported in the nine months ended September 30, 2006.
In the first quarter of 2005, the Company completed an agreement to sell the land and building included in long-term assets available for sale. The closing date for the sale was December 15, 2005 and the Company received a non-refundable deposit of $500 which was included in accounts payable and accrued liabilities at March 31, 2005. The land and building were leased to the future owner for the period April 1, 2005 to December 15, 2005. The proceeds from the sale exceeded the carrying value and the gain on sale of $1,923 was recorded in the fourth quarter of 2005.
In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in the reorganization of the participating companies into a single company and the dilution of the Company’s investments to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to $2,189. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange. The inactive subsidiaries were previously carried at nominal value and this transaction resulted in the Company recording a dilution gain of $2,189 in the first quarter of 2005. In February 2005, the Company sold its investment in the publicly traded company for net proceeds of $11,519 and recorded a gain on sale of $9,330 in the first quarter of 2005. No income tax provision was recorded in relation to the dilution gain or the gain on sale of investment as these gains were more than offset by the reduction in unrecognized tax loss carry-forwards. As a result of this divestiture, the Company’s non-capital losses, capital losses and research and development tax credits were reduced by approximately $49,500, $7,700 and $600 respectively.
In January 2004, the Company sold substantially all of the assets and liabilities related to the Ambeon business segment, including its wholly owned subsidiary Neomet Limited, for proceeds of $33,359 (net of transaction costs of $911), of which, $2,800 was held in escrow in respect of general representations and warranties relating to the sale transaction. Of this amount held in escrow, $1,000 was received in the first quarter of 2005 and included as proceeds on sale of discontinued operations in the consolidated cash flow statement. The remaining escrow balance of $1,800 was received in May 2005.
In the second quarter of 2005, the Company sold the remaining assets and operations related to Ambeon for net proceeds of $873. The gain on sale of this business, amounting to $739, and the results from operations of this business were reported in discontinued operations in 2005.
Results from discontinued operations:

	Three months ended		Nine months ended
	September 30		September 30

Income	2006	2005	2006	2005

Dilution gain	$—	$—	$—	$2,189
Gain on sale of inactive subsidiaries	—	—	—	9,330
Gain on sale of Ambeon	—	—	—	739
Net income related to discontinued operations	—	88	—	5

Net income from discontinued operations	$—	$88	$—	$12,263

Net income per common share from discontinued operations was $nil for the three months ended September 30, 2006 (2005 — $0.01) and $nil for the nine months ended September 30, 2006 (2005 — $0.13).
Note 4 — Long-Term Debt
In January 2004, iFire Technology Corp. (“iFire”) entered into a Japanese Yen loan agreement with Dai Nippon Printing Co., Ltd. (“DNP”) whereby DNP partially financed certain new equipment being used to upgrade iFire’s Toronto facility. The loan was drawn down during 2004 and 2005, carried an interest rate of 1.64% per annum and was repaid in full in Japanese Yen on June 30, 2006. The loan was secured by the assets financed under the agreement. The total repayment on June 30, 2006 was Yen 1,051,460,644 (CAD $10,434), including accrued interest of Yen 22,201,501 (CAD $215). As at December 31, 2005, the outstanding loan balance including accrued interest amounted to Yen 1,036,197,960 (CAD $10,312).
Interest expense for the three months ended September 30, 2006 amounted to $nil (2005 — $40). Interest expense on the loan for the nine months ended September 30, 2006 amounted to $83 (2005 — $96). During the term of the loan, the Company entered into forward transactions to purchase 918,901,467 Japanese Yen to hedge the foreign currency obligation. For the nine months ended September 30, 2006, realized losses totaled $2,107, of which, $1,994 had been previously accrued, resulting in a loss of $113 being reported in foreign exchange. For the three and nine months ended September 30, 2005, unrealized losses on these hedges, amounting to $824 and $1,567 respectively, were reported in foreign exchange.
In February 2005, a wholly owned subsidiary of the Company issued $6,000 of convertible debentures to private investors and in the second quarter of 2006 issued an additional $2,000 of convertible debentures. Of the $8,000 of convertible debentures outstanding on September 30, 2006, $251 is owned directly or indirectly by Officers of the Company. These debentures mature in July 2007, bear interest at 5% per annum, have no recourse to the Company and are convertible into a maximum of 16,000,000 non-voting common shares of the subsidiary. If converted, the Company’s economic interest in the subsidiary would be reduced to approximately 17.5% and the Company’s consolidated non-capital losses and research and development tax credits would be reduced by approximately $92,000 and $18,000 respectively. These convertible debentures are financial instruments which have both debt and equity components. The value assignable to the conversion option at the date of issue was determined to be immaterial. Interest expense on these debentures for the three months ended September 30, 2006 amounted to $101 (2005 — $76). Interest expense for the nine months ended September 30, 2006 amounted to $260 (2005 — $130). Interest paid in the third quarter of 2006 amounted to $148 and no interest was payable as at September 30, 2006. Subsequent to September 30, 2006, this subsidiary agreed to participate in a Plan of Arrangement with two unrelated parties. The proposed Plan of Arrangement will result in the reorganization of the participating companies into a proposed single new public company and the dilution of the Company’s investment in the new

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the nine months ended September 30, 2006 (unaudited)
(thousands of dollars)
Note 4 — Long-Term Debt (continued)
company to approximately 1.4%. Upon completion of the transaction, the investment will be carried at approximately $1,300, the Company’s pro rata interest in the book value of the new public company. The Company will also record a dilution gain of approximately $6,900, and $8,000 of convertible debentures and approximately $2,400 of cash of the subsidiary will no longer be consolidated in the Company’s consolidated balance sheet. The Plan of Arrangement is subject to regulatory, judicial and other approvals in the fourth quarter.
Note 5 — Capital Stock
Changes in the Company’s common shares outstanding for the three and nine months ended September 30, 2006 and 2005 are as follows:

	Three months ended September 30				Nine months ended September 30

	2006	2005	2006	2005	2006	2005	2006	2005

Common shares (000)	Number		Stated Capital		Number		Stated Capital

Balance at beginning of period	93,928	92,828	$425,878	$421,233	92,901	92,828	$421,466	$421,233
Employee share purchase plan	51	73	244	233	51	73	244	233
Stock options exercised	—	—	—	—	1,027	—	4,412	—

Balance at end of period	93,979	92,901	$426,122	$421,466	93,979	92,901	$426,122	$421,466

In the third quarter of 2006, 50,909 (2005 — 72,595) common shares were issued with respect to the Company’s employee share purchase plan at an issue price of $3.55 (2005 — $2.36). The fair value of these rights to acquire common shares of $64 (2005 — $62) was reclassified from contributed surplus to share capital. In the nine months ended September 30, 2006, 1,027,200 options were exercised at a weighted average price of $4.19 and $108 was reclassified from contributed surplus to share capital. As a result of the exercise of subsidiary stock options during the three and nine months ended September 30, 2006, contributed surplus was reduced by an additional $11 and $24 (2005 — $nil) respectively.
Note 6 — Stock-based Compensation Plans
Employee and Director Stock Options — Changes in the Company’s stock option plans for the three and nine months ended September 30, 2006 and 2005 are as follows:

	Three months ended		Nine months ended
	September 30		September 30

Common share stock options (000)	2006	2005	2006	2005

Outstanding at beginning of period	4,298	5,010	5,050	4,660
Granted	—	—	275	350
Exercised	—	—	(1,027)	—

Outstanding at end of period	4,298	5,010	4,298	5,010

In the third quarter of 2006 and 2005, no options were granted or exercised. In the nine months ended September 30, 2006, the Company granted 275,000 options (2005 — 350,000) for common shares of the Company at a weighted average exercise price of $6.18 (2005 — $3.62). In the nine months ended September 30, 2006, 1,027,200 options were exercised at a weighted average exercise price of $4.19. No options were exercised in the nine months ended September 30, 2005.
In accordance with GAAP, the Company records the fair value of stock options including those of its subsidiaries in the consolidated financial statements. For the three and nine months ended September 30, 2006, corporate costs, research and development, and general and administrative expenses include compensation expense totaling $483 (2005 — $253) and $1,187 (2005 — $680) respectively relating to stock options with a corresponding addition to contributed surplus. Also included in general and administration costs for the nine months ended September 30, 2006 is compensation expense of $36 (2005 — $nil) related to the direct award of restricted shares by Nucryst with a corresponding increase in non-controlling interest in the Company’s consolidated balance sheet reported in the second quarter of 2006.
The fair value of each option grant by the Company and its subsidiaries is estimated using the Black-Scholes option pricing model, assuming no dividends are paid on common shares, a risk-free interest rate of 3.89% (2005 — 4.38%), an average life of 7.0 years and a volatility of 58.08% (2005 — 57.72%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.
Directors Deferred Share Units — The Company maintains a Deferred Share Unit Plan for the non-executive Directors of the Company. Deferred Share Units (“DSUs”) are issued at the market value of the Company’s shares at the date of grant and vest upon death or retirement of the non-executive Director. Directors may elect to receive additional DSUs in lieu of fees, which are issued at 90% of the market value of the Company’s shares at the date of grant. As at September 30, 2006, a liability of $1,314 (December 31, 2005 — $1,842) has been accrued with respect to issued DSUs.
Restricted Share Units — The Company also maintains a Restricted Share Unit Plan for the executive officers of the Company. These units vest over three years and are payable when fully vested at the weighted average trading price at the date of exercise. The liability with respect to these units is accrued over the vesting period and amounted to $743 at September 30, 2006 (December 31, 2005 — $664).
Employee Bonus Appreciation Units — Employees of the Company, other than executive officers, are granted Bonus Appreciation Units (“BAUs”). BAUs are issued at the market value of the Company’s shares at date of grant, vest over three years and when vested are payable in cash at the amount by which the market value of the Company’s shares exceed the share price at the date of grant. Net changes in the value of BAUs are recognized as compensation expense over the vesting period. As at September 30, 2006, the accrued liability relating to BAUs amounted to $50 (December 31, 2005 — $178).
For the three months ended September 30, 2006, corporate costs include a recovery of compensation expense totaling $1,941 (2005 expense — $245) relating to DSUs, RSUs and BAUs, and for the nine months ended September 30, 2006, corporate costs include a recovery of compensation expense of $520 (2005 expense — $1,027).
Stock Appreciation Rights — Stock Appreciation Rights (“SARs”) have been granted to employees of certain subsidiaries. SARs vest over time and may be settled with cash, shares of the subsidiary and, in the case of iFire SARs, shares of the Company at the Company’s option. The exercise prices of SARs granted are not less than the fair value of the subsidiary’s stock at the time of the grant.
Net changes in the value of SARs, measured as the amount by which quoted market prices or fair value exceeds the exercise price at the measurement date, is recognized as compensation expense over the SARs’ vesting period. As at September 30, 2006, the accrued liability relating to SARs amounted to $nil (December 31, 2005 — $105). For the three months ended September 30, 2006, research and development, and general and administrative expenses included compensation expense recovery relating to SARs of $27 (2005 expense — $6) and for the nine months ended September 30, 2006 stock based compensation expense amounted to a recovery of $19 (2005 expense — $35).
During the nine months ending September 30, 2006, 10,376 Nucryst SARs were exercised and settled through the issuance of 7,610 common shares of Nucryst.
Note 7 — Loss per Share
The Company uses the treasury stock method to calculate diluted loss per share. Under the treasury stock method, the numerator remains unchanged from the basic loss per share calculation, as the assumed exercise of the Company’s stock options does not result in an adjustment to income. The impact of all dilutive securities on loss per share is antidilutive for the three and nine months ended September 30, 2006 and 2005. Dilutive securities, relating to stock-based compensation plans, totaled 226,123 for the third quarter of 2006 (2005 — 969,182) and 594,574 for the nine months ended September 30, 2006 (2005 — 569,735).
Note 8 — Guarantees
In the normal course of operations, the Company may provide indemnification to counterparties that would require the Company to compensate them for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. Management does not expect the potential amount of these counterparty payments to have a material effect on the Company’s financial position or operating results. The Company has agreements to indemnify its Officers and Directors for certain events or occurrences while the Officer or Director is or was serving at the Company’s request in such capacity. The maximum potential amount of future payments is

Note 8 – Guarantees (continued)
unlimited. However, the Company has Director and Officer insurance coverage that reduces its exposure and enables the Company to recover a portion of any future amounts paid.
In addition, the Company has provided indemnifications to third parties with respect to future site restoration costs to be incurred on properties previously owned by the Company. These estimated costs have been included in the provision for site restoration.
Note 9 – Segmented Information – Continuing Operations

	Three months ended		Nine months ended
	September 30		September 30

	2006	2005	2006	2005

Revenue
Nucryst Pharmaceuticals	$8,203	$12,268	$22,451	$22,953

Operating (loss) income
Nucryst Pharmaceuticals	$(2,638)	$4,916	$(9,016)	$3,677
iFire Technology	(8,443)	(8,328)	(28,731)	(23,728)
Other (including corporate costs)	229	(1,880)	(4,817)	(6,105)

	$(10,852)	$(5,292)	$(42,564)	$(26,156)

Note 10 – Contingencies
The Company and its subsidiaries are party to legal proceedings in the ordinary course of their businesses. Management does not expect the outcome of any of these proceedings to have a material effect on the Company’s financial position or operating results.
Note 11 – Comparative Figures
Certain 2005 figures have been reclassified to conform to the presentation in the current year.